One Financial Center
Boston, MA 02111
617-542-6000
617-542-2241 fax
www.mintz.com

October 16, 2017

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Electronics and Machinery

Re:  Quanterix Corporation

Draft Registration Statement on Form S-1

Submitted July 21, 2017, as amended on August 17, 2017, August 31, 2017 and September 25, 2017

CIK No. 0001503274 (the “Third Amended Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Quanterix Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 6, 2017 (the “Comment Letter”) from the Division of Corporation Finance, Office of Electronics and Machinery, to E. Kevin Hrusovsky, Executive Chairman, President and Chief Executive Officer of the Company, relating to the above-referenced Third Amended Draft Registration Statement. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Fourth Amended Draft Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Third Amended Draft Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Fourth Amended Draft Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Fourth Amended Draft Registration Statement that have been marked to show changes from the Third Amended Draft Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Overview, page 1

Comment 1:  We note your revisions in response to prior comment 1.  Please revise to clarify whether you intend to expand into the markets referenced here, given your disclosure on pages 51 and 107 indicating a lack of certainty regarding such intended expansion by you and your collaborators.  If you elect to continue to highlight your aspirations regarding accessing these markets, also discuss the material hurdles that remain, including that you and your collaborators have not received or begun the process for obtaining regulatory approvals.

Response 1: After consultations by telephone with Mr. Buchmiller of the Staff on October 11 and 12, 2017, the Company has revised the disclosure on page 51 and determined not to make further revisions in response to this comment, but refers the Staff to the disclosure in the second paragraph of page 3 (and elsewhere in the document) where the Company notes that its expansion into the diagnostics and precision health screening markets will be subject to regulation by the FDA or comparable international agencies before it could market products in those areas.

Comment 2: We note your revised disclosure in response to prior comment 2 that you have granted bioMérieux an exclusive license to, “among other things,” develop and sell “certain” in vitro diagnostic products and a co-exclusive license for “certain” other in vitro diagnostic products.  Please describe the nature of this agreement in concrete, everyday terms avoiding the use of phrases like “among other things” and “certain.” Given that you have granted bioMérieux exclusive and co-exclusive licenses for potential diagnostic products, please describe the effect this agreement has on the $30 billion addressable market you disclose in your summary.  Also revise to disclose the status of bioMérieux’s efforts at developing and securing regulatory approval under this agreement.

Response 2: After consultation by telephone with Mr. Buchmiller of the Staff on October 11 and 12, 2017, the Company has revised the disclosure on pages 2 and 3-4 as discussed.

Comment 3: We note your revised disclosure in response to prior comment 3.  Please continue to revise your disclosure so that the first and most prominent disclosure regarding your current market opportunity is the $3 billion per year that you believe is addressable given the current “research use only” status of your products.

Response 3: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 2 as requested.

License agreement .  .  ., page 106

Comment 4: Please expand your response to prior comment 9 to clarify what you mean by the qualifier “that would be relevant to future activities under the current agreement between the parties.”

Response 4: In clarification of its response to prior comment 9, the Company further notes supplementally to the Staff that the decision by bioMérieux to develop its own instrument and for the parties to amend and restate the agreement was not due to any regulatory issues or technical/manufacturing challenges.

Notes to Consolidated Financial Statements

Note 2. Significant accounting policies

Product revenue, page F-9

Comment 5: We note your response to comment 10.  Please tell us when and how your customer is informed that they are entitled to the various services provided under the implied warranty.

Response 5: The Company notes that customers are informed of the services provided under the implied warranty during the pre-sales process at the time that the sales quote is issued to the customer.  While the details of the services provided under the implied warranty are not listed on the sales quote, the customer is specifically informed by the sales representative that they will receive two preventative maintenance visits and are provided contact information for the technical support coordinator who is the customer’s point of contact during the implied warranty period.

Comment 6: We note the four deliverables identified as the additional services provided under the implied warranty; i.e., preventative maintenance, minor hardware and software upgrades, additional training and troubleshooting.  Please explain how you determined that these services are one unit of accounting, refer to paragraphs 25-3 to 25-6 of ASC 605-25 as part of your response.

Response 6: The Company reviewed the activities provided to customers beyond the standard product warranty and determined that these activities represent a single deliverable provided to the customer. The additional services are the same as those provided in the Company’s extended warranty contracts, which are also accounted for as a single deliverable and unit of accounting. The Company identified the activities separately in the previous response to provide additional details of the nature of the activities performed under the implied warranty; however, these activities are accounted for collectively as one deliverable since all of the activities provide one overall service to the customer. The Company does not market the individual services separately, the individual services have similar patterns of performance and are often performed at similar times during site visits, and no consideration is earned upon the performance of any of the specific activities. The Company also believes, due to the reasons above and consistent with the extended warranty contracts, that its customers view this obligation as a single service deliverable. Therefore, in accordance with ASC 605-25-25-6, the Company accounts for these services as a single deliverable and unit of accounting.

Comment 7: Please tell us how you determined the best estimate of selling price for the implied warranty.  As part of your response, tell us the time and cost involved to provide the semi-annual maintenance.

Response 7: The Staff is advised that services included in the implied warranty are consistent with the services provided under the extended warranty contracts which are sold separately to customers.  The Company performs an analysis of the average selling price of the extended warranty contracts, coupled with an assessment of market conditions to determine the best estimate of selling price on the implied warranty.  The costs of providing the services which comprise the implied warranty generally range from $11,000 to $13,000 including cost of labor, materials, and expenses.  Included in these services are the semi-annual maintenance visits, which are completed by field service technicians in 2-3 days.  The cost of two semi-annual maintenance visits generally ranges from $7,500 to $9,000 including cost of labor, materials and expenses.

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We hope that the above responses and the related revisions reflected in the Fourth Amended Draft Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, William T. Whelan or John P. Condon of this firm at (617) 542-6000 with any comments or questions regarding the Fourth Amended Draft Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:

Securities and Exchange Commission

Tim Buchmiller

Geoff Kruczek

Gary Newberry

Kevin Kuhar

Amanda Ravitz

Quanterix Corporation

E. Kevin Hrusovsky

Joseph Driscoll

Ernie Orticerio

Brian Keane

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan

John P. Condon

Ropes & Gray LLP

Patrick O’Brien

Michael Pilo